UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Emeren Group Ltd

(Name of the Issuer)

Emeren Group Ltd

Shurya Vitra Ltd.

Emeren Holdings Ltd.

Shah Capital Management, Inc.
Shah Capital Opportunity Fund LP

Himanshu H. Shah

Ke Chen

Enrico Bocchi

(Names of Persons Filing Statement)

American Depositary Shares, each representing 10 shares, no par value per share

(Title of Class of Securities)

75971T301

(CUSIP Number of Class of Securities)

Note: (1) This CUSIP number applies to the Issuer’s American depositary shares, each of which represents one Ordinary Share. No CUSIP number has been assigned to the Ordinary Shares.

Emeren Group Ltd 149 Water Street, Suite 302 Norwalk, Connecticut, USA +1 925-425-7335 Attn: Linda Qi	Shurya Vitra Ltd. Emeren Holdings Ltd. Himanshu H. Shah 2301 Sugar Bush Road, Suite 510 Raleigh, NC 27612, USA (919) 719-6360 Attn: Himanshu H. Shah

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Morrison & Foerster 33/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong, China +852 2585 0888 Attn: Xiaoxi Lin	DLA Piper LLP (US) 701 Fifth Avenue, Suite 6900 Seattle, WA 98104, USA (206) 839-4845 Attn: Andrew Ledbetter; Kevin Criddle

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No.3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Emeren Group Ltd, a BVI business company (the “Company”);
(b)	Shurya Vitra Ltd., a BVI business company (“Parent”);
(c)	Emeren Holdings Ltd., a BVI business company (“Merger Sub”);
(d)	Shah Capital Management, Inc. (“Shah Capital Management”);
(e)	Shah Capital Opportunity Fund LP (“Shah Capital”);
(f)	Himanshu H. Shah, a U.S. citizen (“Mr. Shah”);
(g)	Ke Chen, a U.S. citizen (“Mr. Chen”); and
(h)	Enrico Bocchi, an Italian citizen (“Mr. Bocchi”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 18, 2025, (as amended, and including all exhibits and schedules thereto, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, subject to the terms and conditions set forth therein and among other things, Merger Sub will be merged with and into the Company with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of Mr. Shah, Shah Capital Management and Shah Capital.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

The Company previously filed with the SEC a definitive proxy statement (as amended, the “Proxy Statement”) under Rule 14a of the Exchange Act, pursuant to which the board of directors of the Company solicited proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

Item 15. Additional Information

Regulation M-A Item 1011(c)

(c) Other material information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 9, 2025, at the Shareholders Meeting, the shareholders approved the Merger Agreement Proposal.

On December 12, 2025, the Company filed a plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

Pursuant to the Merger Agreement, at the Effective Time:

•	Each ordinary share of the Company (other than ordinary shares represented by ADSs (as defined) and ordinary shares held by the Company as treasury shares, by any direct or indirect subsidiary of the Company, by the Rollover Securityholders (as defined), and by shareholders who have properly and validly exercised their statutory rights of dissent under the BVI Business Companies Act (the “Dissenting Shares”)) was cancelled and extinguished and automatically converted into the right to receive $0.20 in cash per ordinary share, without interest (the “Per Share Merger Consideration”).

•	Each American Depositary Share (“ADS”), representing ten ordinary shares, was cancelled and extinguished and automatically converted into the right to receive $2.00 in cash per ADS, without interest (the “Per ADS Merger Consideration”).

•	Each outstanding Company option that was vested and had an exercise price less than the Per Share Merger Consideration was cancelled and converted into the right to receive a cash payment equal to the difference between the Per Share Merger Consideration and the exercise price, multiplied by the number of shares subject to such option.

•	Each outstanding Company option that was vested and had an exercise price equal to or greater than the Per Share Merger Consideration, each outstanding Company option that was unvested, and each Company restricted share unit award (“Company RSU Award”) that was unvested, was cancelled and replaced with an employee incentive award by the surviving company, with terms substantially similar to the original award, which may be settled in cash or property other than shares, as determined by Parent.

•	Each vested Company RSU Award was cancelled and converted into the right to receive a cash payment equal to the Per Share Merger Consideration per each such Company RSU Award.

In connection with the consummation of the Merger, the Company notified The New York Stock Exchange (the “NYSE”) on December 12, 2025 that each issued and outstanding ordinary share and ADS of the Company as of immediately prior to the Effective Time (except as described above) was cancelled and converted, at the Effective Time, into the right to receive the Per Share Merger Consideration and Per ADS Merger Consideration, respectively, pursuant to the Merger Agreement as described above, and the NYSE filed a Form 25 with the SEC to remove the ordinary shares and ADSs of the Company from listing on the NYSE and deregister the ordinary shares and ADSs of the Company pursuant to Section 12(b) of the Exchange Act. After effectiveness of the Form 25, the Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate the registration of the ordinary shares and ADSs of the Company under the Exchange Act and suspend the Company’s reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

Item 16. Exhibits

(a)(1) Definitive Proxy Statement of Emeren Group Ltd dated October 14, 2025 (the “Proxy Statement) (incorporated herein by reference to the Schedule 14A filed with the SEC on October 14, 2025).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated June 19, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 20, 2025).

(a)(6) Press Release, dated December 9, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 10, 2025).

(c)(1) Opinion of Kroll, LLC, operating through its Duff & Phelps opinion practice, dated June 18, 2025 (incorporated herein by reference to Annex C to the Proxy Statement).

(c)(2) Discussion Materials and Presentation prepared by Kroll, LLC, operating through its Duff & Phelps opinion practice, for discussion with the Special Committee, dated June 18, 2025.

(d)(1) Agreement and Plan of Merger, dated as of June 18, 2025, by and among the Company, Parent, and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Amendment to Agreement and Plan of Merger, dated as of September 2, 2025, by and among the Company, Parent, and Merger Sub (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Rollover and Support Agreement, dated as of June 18, 2025, by and among Parent, Mr. Chen, and Mr. Bocchi (incorporated herein by reference to Annex E to the Proxy Statement).

(d)(4) Amendment to Rollover and Support Agreement, dated as of September 2, 2025, by and among Parent, Mr. Chen, and Shah Capital Opportunity Fund LP (incorporated herein by reference to Annex F to the Proxy Statement).

(d)(5) Support Agreement, dated as of July 3, 2025, by and each of Rahul Garg and Ritu Khurana, Kunal Shah and Shalin Y. Shah and Parent (incorporated herein by reference to Annex H to the Proxy Statement).

(f)(1) BVI Business Companies Act, Revised Edition 2020 – Section 179 (incorporated herein by reference to Annex D to the Proxy Statement).

107 Filing Fee Table

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2025

Emeren Group Ltd

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer

Shurya Vitra Ltd.

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Director/CEO

Emeren Holdings Ltd.

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Director/CEO

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Director/CEO

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Director/CEO

Himanshu H. Shah

/s/ Himanshu H. Shah

Ke Chen

/s/ Ke Chen

Enrico Bocchi

/s/ Enrico Bocchi